EXHIBIT 99.1

GENTERRA CAPITAL INC.

PRESS RELEASE

GENTERRA CAPITAL INC. (PREVIOUSLY CONSOLIDATED MERCANTILE INCORPORATED) REPORTS FINANCIAL RESULTS FOR FISCAL PERIOD ENDED SEPTEMBER 30, 2010

Toronto, January 28, 2011 – Genterra Capital Inc. (TSXV: “GIC”)

As previously announced, effective May 10, 2010 Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) amalgamated to form Genterra Capital Inc. (“GCI”).  As CMI was identified as the acquirer, the Results of Operations for the period under review only include the operations of Genterra from May 10, 2010.  GCI’s year end is September 30 and accordingly the 2010 results reported are for the nine months ended September 30, 2010.  The Comparative CMI Results, which do not include Genterra, are for the year ended December 31, 2009.

Net loss for the nine months ended September 30, 2010 was $519,069 compared to $232,461 in the 2009 period.  Loss per share for the period was $0.07 compared to $0.04 in the 2009 period.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

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